Exhibit 99.15

KPMG LLP
Chartered Accountants
Suite 1500 Purdy's Wharf Tower I	Telephone (902) 492-6000
1959 Upper Water Street	Telefax (902) 429-1307
Halifax NS B3J 3N2	www.kpmg.ca
Canada

AUDITORS' REPORT ON 40F – CANADIAN & US GAAP DIFFERENCES

To the Board of Directors of Gammon Lake Resources Inc.

On April 2, 2007, we reported on the consolidated balance sheets of Gammon Lake Resources Inc. ("the Company") as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the year ended December 31, 2006 and the five month period ended December 31, 2005 which are included in the annual report on Form 40-F. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled "40F – Canadian & US GAAP Differences" included in the Form 40-F. This supplemental note is the responsibility of the Company's management. Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

In prior periods the differences between Canadian and U.S. generally accepted accounting principles was included in the body of the Canadian financial statements.

Our previous report dated March 15, 2006 on the Canadian financial statements has been withdrawn and the consolidated financial statements have been restated as explained in the supplemental note (a) to these restated consolidated financial statements.

The consolidated financial statements as at July 31, 2005 and for the year then ended have also been restated as explained in supplemental note (a) of the restated December 31, 2005 consolidated financial statements. The original July 31, 2005 consolidated financial statements were audited by other auditors who expressed an opinion without reservation on those financial statements in their report dated September 10, 2005. We have audited the adjustments described in supplemental note (a) that were applied to restate the July 31, 2005 consolidated financial statements to correct an error. In our opinion such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the July 31, 2005 consolidated financial statements of the Company other than with respect to the adjustments detailed in supplemental note (a) and accordingly we do not express an opinion or any other form of assurance on the July 31, 2005 supplemental note taken as a whole.

/s/ KPMG LLP
Chartered Accountants

Halifax, Canada
April 2, 2007

Gammon Lake Resources Inc.
40F – Canadian & US GAAP Differences
December 31, 2006

The following represents additional information to the consolidated financial statements of the Company that were prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). Set out below are the material adjustments to net loss for the year ending December 31, 2006, five months ending December 31, 2005 and year ending July 31, 2005 and to shareholders' equity at December 31, 2006, December 31, 2005 and July 31, 2005 in order to conform to accounting principles generally accepted in the United States of America (U.S. GAAP).

Statement of loss:

	Year	5 months	12 months
	ended	ended	ended
	December 31	December 31	July 31
	2006	2005	2005
		As restated (a)	As restated (a)

Net loss for the year based on Canadian GAAP	$(28,692,380)	$(11,607,510)	$(19,375,595)
Exploration costs (b)	(3,308,604)	(1,286,922)	(14,996,999)
Foreign exchange gain on future income taxes liability previously expensed	-	745,000	(1,000)
Interest expense on long term debt adjusted to fair value (f)	(61,000)	(208,501)	(526,154)
Foreign exchange gain on adjusted long term debt (f)	51,688	(141,411)	(243,463)
Future income taxes on US GAAP differences	(493,905)	(897,712)	(433,253)
Amortization and depletion	1,412,120	-	-

Net loss and comprehensive loss for the year based on U.S. GAAP	$(31,092,081)	$(13,397,056)	$(35,576,464)

Loss per share, basic and diluted	$ (0.35)	$ (0.18)	$ (0.54)

1

Gammon Lake Resources Inc.
40F – Canadian & US GAAP Differences
December 31, 2006

Shareholders’ equity:

	December 31	December 31	July 31
	2006	2005	2005
		As restated (a)	As restated (a)

Shareholders’ equity based on
Canadian GAAP	$561,191,781	$194,651,832	$189,823,534
Exploration costs (b)	(58,309,346)	(55,000,742)	(53,713,820)
Amortization of mineral rights (b)	(12,749,889)	(12,749,889)	(12,749,889)
Foreign exchange gain on future income
taxes liability previously expensed
with exploration costs (b)	-	-	(745,000)
Adjustment for exploration costs on
abandoned properties (c)	1,258,296	1,258,296	1,258,296
Fair value of stock options issued prior to
August 1, 1999 (d)	(180,613)	(180,613)	(180,613)
Interest expense on long term debt
adjusted to fair value (f)	(2,463,804)	(2,402,804)	(2,194,304)
Foreign exchange gain on fair value
adjusted long term debt (f)	(941,182)	(992,870)	(851,459)
Employee future benefits (g)	(165,508)	-
Future income taxes related to deferred
exploration	3,977,867	4,076,858	4,974,570
Future income taxes related to amortization
of mineral rights	3,259,142	3,259,142	3,259,142
Future income taxes related to depletion on
exploration costs expensed	(394,914)	-	-
Amortization and depletion	1,412,120	-	-

Shareholders’ equity based on U.S. GAAP	$495,893,950	$131,919,210	$128,880,457

Balance sheet differences:

The following material balance sheet differences exist between Canadian and U.S. GAAP.

1) Mineral properties and related deferred costs

	December 31	December 31	July 31
	2006	2005	2005
		As restated (a)	As restated (a)

Canadian GAAP	$429,705,498	$150,193,724	$115,997,986
Exploration costs (b)	(58,309,346)	(55,000,742)	(53,713,820)
Amortization of mineral rights (b)	(12,749,889)	(12,749,889)	(12,749,889)
Adjustment for exploration costs on abandoned
properties (c)	1,258,296	1,258,296	1,258,296
Adjustment for mineral property purchase
at fair value (f)	(3,404,986)	(3,713,090)	(3,713,090)
Amortization and depletion	1,412,120	-	-

U.S. GAAP	$357,911,693	$79,988,299	$47,079,483

Gammon Lake Resources Inc.
40F – Canadian & US GAAP Differences
December 31, 2006

2) Long term debt

	December 31	December 31	July 31
	2006	2005	2005

Canadian GAAP	$7,848,996	$8,161,300	$8,581,300
Adjustment of long term debt to fair value (f)	(3,404,986)	(3,713,090)	(3,713,090)
Interest payable on long term debt
adjusted to fair value (f)	2,463,804	2,402,804	2,194,304
Foreign exchange gain on fair value
adjusted long term debt (f)	941,182	992,870	851,459

U.S. GAAP	$7,848,996	$7,843,884	$7,913,973

3) Future income taxes

	December 31	December 31	July 31
	2006	2005	2005
		As restated (a)	As restated (a)

Canadian GAAP	$82,149,543	$7,336,000	$8,121,000
Future income tax adjustments	(6,842,095)	(7,336,000)	(8,233,712)
Foreign exchange gain on future income tax
liabilities previously expensed (b)	-	-	745,000

U.S. GAAP	$75,307,448	$-	$632,288

4) Statements of cash flows

As a result of the treatment of mining interests under item (b) above, cash expended for exploration costs would be classified as operating rather than investing, resulting in the following totals.

	Year	5 months	12 months
	ended	ended	ended
	December 31	December 31	July 31
	2006	2005	2005
		As restated (a)	As restated (a)

Cash used in operations	$(25,779,393)	$(5,280,072)	$(23,972,283)

Cash used in investing	$(99,548,566)	$(65,357,364)	$(59,854,118)

Gammon Lake Resources Inc.
40F – Canadian & US GAAP Differences
December 31, 2006

a) Canadian and U.S. generally accepted accounting principles restatement

During 2006 the Company determined that it had incorrectly capitalized certain exploration costs incurred in the five month period ended December 31, 2005, and the year ended July 31, 2005 in its "Differences between Canadian and U.S. generally accepted accounting principles" note. U.S. GAAP requires exploration costs to be expensed.

The "Differences between Canadian and U.S. generally accepted accounting principles" note has been restated to reflect the required adjustments by the Company. Previously reported figures with restatements are summarized below:

	December 31		December 31
Statement of Loss	2005		2005
		Adjustments	as restated

Deferred exploration costs prior to the establishment of proven and probable mineral reserves (b)	-	$(1,286,922)	$(1,286,922)
Foreign exchange gain on future income taxes liability previously expensed	$(9,000)	$754,000	$745,000
Future income taxes	-	$(897,712)	$(897,712)

Net loss for the year based on U.S. GAAP	$(11,966,422)	$(1,430,634)	$(13,397,056)

Loss per share, basic and diluted	$ (0.16)		$ (0.18)

Shareholders' equity based on U.S. GAAP	$136,030,083	$(4,110,873)	$131,919,210

Mineral properties and related deferred costs, U.S. GAAP	$84,997,460	$(5,009,161)	$79,988,299

Future income taxes, U.S. GAAP	$898,288	$(898,288)	$ -

	July 31		July 31
Statement of Loss	2005		2005
		Adjustments	as restated

Deferred exploration costs prior to the establishment of proven and probable mineral reserves (b)	$(11,274,760)	$(3,722,239)	$(14,996,999)
Future income taxes related to deferred exploration costs	$(1,475,253)	$1,042,000	$(433,253)

Net loss for the year based on U.S. GAAP	$(32,896,225)	$(2,680,239)	$(35,576,464)

Loss per share, basic and diluted	$ (0.50)		$ (0.54)

Shareholders' equity based on U.S. GAAP	$131,560,696	$(2,680,239)	$128,880,457

Mineral properties and related deferred costs, U.S. GAAP	$50,801,722	$(3,722,239)	$47,079,483

Future income taxes, U.S. GAAP	$1,674,288	$(1,042,000)	$632,288

Gammon Lake Resources Inc.
40F – Canadian & US GAAP Differences
December 31, 2006

b) Mineral properties and related deferred costs

In March 2002, the Emerging Issues Committee of the CICA issued EIC 126 – "Accounting by Mining Enterprises for Exploration Costs" which affects mining companies with respect to the deferral of exploration costs. EIC 126 refers to CICA Handbook Section 3061 "Property, Plant and Equipment", paragraph .21 which states that for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment. EIC 126 then states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment. EIC 126 also sets forth the Committee's consensus that a mining enterprise in the exploration stage is not required to consider the conditions regarding impairment in determining whether exploration costs may be initially capitalized. With respect to impairment of capitalized exploration costs, if an enterprise has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property it is not obliged to conclude that capitalized costs have been impaired. However, such an enterprise should consider the conditions set forth in CICA Handbook Section 3061 in determining whether subsequent write-down of capitalized exploration costs related to mining properties is required.

Under Canadian GAAP, the Company considers that exploration costs have the characteristics of property, plant and equipment and, accordingly, defers such costs. Furthermore, pursuant to EIC 126, deferred exploration costs would not automatically be subject to regular assessment of recoverability, unless certain conditions exist.

Under United States GAAP, exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Commercial feasibility is established in compliance with the U.S. Securities and Exchange Commission Industry Guide 7, and consists of identifying that part of a mineral deposit that can be economically and legally extracted or produced at the time of the reserve determination. After an area of interest has been assessed as commercially feasible, expenditures specific to the area of interest for further development are capitalized.

Gammon Lake Resources Inc.
40F – Canadian & US GAAP Differences
December 31, 2006

c) Adjustment for exploration costs on abandoned properties

The Company accounts for mineral properties and related deferred expenditures as described in item (a). During the years ended July 31, 2004, 2001 and 2000, $1,063,448, $150,784 and $44,064 respectively was written-off as the development was not considered economically feasible and therefore abandoned. Under U.S. GAAP these costs would have been expensed in a prior period.

d) Stock-based compensation

Effective August 1, 2003, the Company accounted for its stock based compensation under US GAAP in accordance with FAS No. 123R (fair value method) for both employees and non-employees.

Under Canadian GAAP, stock options granted to employees and non-employees prior to August 1, 2002 were accounted for as capital transactions when the options were exercised. For the year ended July 31, 2003, under Canadian GAAP, stock options granted to employees and directors continued to be accounted for as capital transactions and stock options granted to non-employees were accounted for using the fair value method. Subsequent to August 1, 2003, under Canadian GAAP, stock options granted to employees and non-employees were accounted for using the fair value method. Accordingly, from August 1, 2003 there was no U.S.-Canadian GAAP difference.

Prior to August 1, 1999, the Company had issued stock options to non-employees with a total fair value of $180,613 which was expensed for U.S. GAAP purposes.

e) Comprehensive income

Effective for fiscal years beginning after December 15, 1997, Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" ("FAS 130"), is applicable for US GAAP purposes. Comprehensive income is net income, plus certain other items that are recorded directly to shraeholders' equity such as foreign currency translation adjustments and unrealized gains (losses) on marketable securities.

f) Fair value of long term debt

In consideration for the Soyopa claims acquired in November, 2001 (Note 7(c)), the Company entered into a non-interest bearing loan agreement as disclosed in Note 7. Commencing in 2006, under Canadian GAAP, the loan has been presented at its fair value. Under US GAAP, interest must be imputed on this loan in accordance with APB 21. The reduction in the principal amount of the loan as a result of imputing a market rate of interest also reduces the carrying values of the company's mineral properties accordingly.

During the periods subsequent to November, 2001, For US GAAP the interest imputed on the loan is recorded as a period expense. For Canadian GAAP the imputed interest is added to the cost of the mineral properties.

g) Employee future benefits

In September 2006, the FASB issued FAS 158 "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans" which requires the recognition in the Company's financial statements the funding status of a benefit plan and that the plan assets and benefit obligations be measured as of the date of the employer's fiscal year-end statement of financial position. Under FAS 158 the Company is required to recognize unamortized actuarial gains and losses, prior service cost and remaining transitional amounts not recognized under Canadian GAAP, with the offset to accumulated comprehensive income.

Gammon Lake Resources Inc.
40F – Canadian & US GAAP Differences
December 31, 2006

h) Recent U.S. accounting pronouncements

In May 2005 the ("FASB") issued statement of Financial Accounting Standards No. 154, "Accounting Changes and Error Corrections-a replacement of APB Opinion No. 20 and FASB Statement No. 3" ("FAS 154"). FAS 154 replaces APB Opinion No. 20, "Accounting Changes", and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements", and changes the requirements for the accounting for and reporting of a change in accounting principle. FAS 154 applies to all voluntary changes in accounting principle and is effective immediately. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. The adoption of FAS 154 did not have a material effect on its financial position or results of operations.

During 2004, a committee of the Emerging Issues Task Force ("EITF") began discussing the accounting treatment for stripping costs incurred during the production phase of a mine, EITF 04-06, "Accounting for stripping costs incurred during production in the mining industry". During March 2005, the EITF reached a consensus that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of inventory produced during the period that the stripping costs are incurred. The Financial Accounting Standards Board ratified the EITF consensus. The EITF consensus is effective for the first reporting period in fiscal years beginning after December 15, 2005, with early adoption permitted. The Company has included stripping costs during the production phase of the mine as part of the production costs.

In December 2004, FASB issued Statement of Financial Accounting Standard No. 123-R "Share Based Payment (revised)" ("SFAS No. 123-R"). SFAS No. 123-R amends Statement of Financial Accounting Standard No.123 "Accounting for Stock Based Compensation" ("SFAS No. 123") eliminating the intrinsic value for accounting of equity based transactions primarily with employee based services. SFAS No. 123-R will have no material impact on the financial results of the Company as the Company has not used the intrinsic value method for its equity investments.

In 2004, the FASB issued Statement of Financial Accounting Standard No. 151 "Inventory Costs, and Amendment of ARB No. 43, Chapter 4" ("SFAS No. 151"). SFAS No. 151 established standards for how an issuer measures fixed production costs and certain non-direct inventory costs when determining inventory costs. SFAS No. 151 is effective for financial periods beginning after November 1, 2004. Adoption of this standard has no material impact on the financial statements of the Company.

In June 2006 the FASB issued FIN 48 "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109" which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes". This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and provides guidance on accounting and disclosure based on whether it is more likely than not that an uncertain tax position will be sustained on review by taxation authorities. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is evaluating the implications of the adoption of FIN 48.

In September 2006, the FASB issued FAS Statement No. 157, "Fair Value Measurements" (FAS 157). FAS 157 provides guidance on how to use fair values to measure assets and liabilities and applies whenever other standards require or permit assets or liabilities to be measured at fair value. Expanded disclosures about the use of fair value to measure assets and liabilities are also required. FAS 157 is effective for the Company on January 1, 2008 and is applied on a prospective basis. The Company is evaluating the impact of FAS 157 on its consolidated financial statements.